August 29, 2018

George W. Morriss, Chairman
Thrivent Church Loan and Income Fund
625 Fourth Avenue South
Minneapolis, Minnesota  55415

Dear Mr. Morriss:

This letter is to confirm to you that Thrivent Asset Management, LLC (the “Adviser”) has contractually agreed, through at least July 31, 2020, to waive certain fees and/or reimburse certain expenses associated with the Class S shares of the Thrivent Church Loan and Income Fund in order to limit the net annual fund operating expenses (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses) to an annual rate of 1.50% of the average daily net assets of the Class S shares.  Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.

Sincerely,

 /s/ David S. Royal
David S. Royal
President
Thrivent Asset Management, LLC

The transfer agent for Thrivent Interval Funds is Thrivent Financial Investor Services Inc. The principal underwriter for Thrivent
Interval Funds is Thrivent Distributors, LLC, a registered broker-dealer and member of FINRA.